TMX | TSX Trust

VIA ELECTRONIC TRANSMISSION

April 26, 2018

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: AVRUPA MINERALS LTD
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual Meeting of Security Holders for the subject issuer:

1	ISIN:	CA05453A1084
	CUSIP:	05453A108
2	Date Fixed for the Meeting:	June 20, 2018
3	Record Date for Notice:	May 14, 2018
4	Record Date for Voting:	May 14, 2018
5	Beneficial Ownership Determination Date:	May 14, 2018
6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON
7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON
8	Business to be conducted at the meeting:	Annual
9	Notice-and-Access:	
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable
10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES
11	Issuer paying for delivery to Objecting Beneficial Owners:	NO

Yours truly,
TSX Trust Company

" *Deanna Guilfoyle* "
Relationship Manager
deanna.guilfoyle@tmx.com